Adam M. Schlichtmann

T +1 617 951 7114

F +1 617 235 7346

adam.schlichtmann@ropesgray.com

June 26, 2014

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: State Street Institutional Investment Trust (Registration Nos. 33-30810 and 811-09819)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of State Street Institutional Investment Trust (the “Trust”) pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a)(2) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A, and (4) Regulation S-T, is Post-Effective Amendment No. 56 to the Trust’s Registration Statement under the Securities Act and Amendment No. 57 to the Trust’s Registration Statement under the 1940 Act (“Amendment No. 56/57”), including (i) the Prospectus for State Street Global Managed Volatility Fund, State Street Opportunistic Emerging Markets Fund and State Street Small Cap Emerging Markets Equity Fund, each a series of the Trust (the “Funds”); (ii) the Statement of Additional Information for the Funds; and (iii) other information and the signature pages.

The Funds were included in Post-Effective Amendment No. 48 to the Trust’s Registration Statement under the Securities Act and Amendment No. 49 to the Trust’s Registration Statement under the 1940 Act filed on April 25, 2014 that was scheduled to become effective 75 days after its filing pursuant to Rule 485(a)(2) under the Securities Act (“Amendment No. 48/49”). The staff of the Securities and Exchange Commission provided comments by telephone regarding Amendment No. 48/49 with respect to the Funds on June 12, 2014. The Funds are today, via separate EDGAR correspondence, submitting written responses to such comments and disclosure changes indicated in such comment/response letter have been reflected in Amendment No. 56/57. Please note, Amendment No. 56/57 is being filed principally for the purpose of updating information other than in response to such comments. Amendment No. 56/57 supersedes Amendment No. 48/49 with respect to the Funds only — it does not supersede Amendment No. 48/49 with respect to any other series of the Trust included in that filing. Amendment No. 56/57 does not amend or supersede Amendment No. 48/49 or any prior filing with respect to any other series of the Trust. It is intended that this Amendment No. 56/57 become effective 75 days after filing pursuant to paragraph (a)(2) of Rule 485.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 951-7114

Very truly yours,

/s/ Adam M. Schlichtmann
Adam M. Schlichtmann

Enclosures